FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

November 9, 2007

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on November 9, 2007.

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

November 9, 2007

Schedule "A"

1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongold.com

PRESS RELEASE

Halifax, November 9, 2007

Gammon Gold to Release Third Quarter 2007 Financial Results November 12, 2007

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) is pleased to announce that the Company’s quarterly financial results for the three month period ended September 30, 2007 will be released after market close on Monday, November 12, 2007. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com. Due to the November 12, 2007 holiday in the U.S., the financial statements will not be available on EDGAR until the morning of November 13, 2007.

A webcast and conference call will be held on Tuesday, November 13, 2007 starting at 8:30 am Eastern Time (9:30 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Local Toronto Participants: 1-416-915-5761

  North America Toll Free: 1-800-594-3790

  Outside North America: 1-416-915-5761

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2079880

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Tuesday November 20th by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917 Passcode: 21252540#

  North America Toll Free: 1-877-289-8525 Passcode: 21252540#

  Outside North America: 1-416-640-1917 Passcode: 21252540#

Archive Webcast:

The webcast will be archived for 365-days by following the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2079880 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Glenn Hynes	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

###